Exhibit 99.1

CASTOR MARITIME INC. ANNOUNCES DELIVERY OF THE M/V MAGIC MOON
Limassol, Cyprus, October 23, 2019 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, announced today that, in connection with a previously announced Memorandum of Agreement dated October 14, 2019, it has taken delivery, through one of its wholly-owned subsidiaries, of the M/V Magic Moon (the “Magic Moon Acquisition”).
The Magic Moon Acquisition was financed using a combination of cash on hand and the proceeds from a $7.5 million interest free unsecured bridge loan, which was provided to the Company by an entity controlled by Petros Panagiotidis, Castor’s Chairman, Chief Executive Officer and Chief Financial Officer (the “$7.5 Million Bridge Financing”). The $7.5 Million Bridge Financing, maturing on December 31, 2019, allowed the Company to purchase the vessel immediately while assessing financing options for its fleet. The Company has received an Offer Letter from a first class Bank for a 5-year term loan, which is expected to be entered into by the end of the year, subject to normal closing conditions.
The Board of Directors of the Company (the “Board”) and a Special Committee consisting of disinterested and independent members of the Board approved the $7.5 Million Bridge Financing.
Petros Panagiotidis, Chief Executive Officer and Chief Financial Officer of Castor commented:
“We are pleased to have taken delivery of the M/V Magic Moon, which is the second vessel we acquired since our listing on NASDAQ last February. We believe that this acquisition will prove to be accretive to our profitability and increase shareholder value over time. We are committed to continue taking advantage of market opportunities for further growing our fleet.”
About Castor Maritime Inc.
Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium-term charters and transport a range of dry bulk cargoes, including such commodities as coal, grain and other materials along worldwide shipping routes.
The Company’s fleet currently consists of three Panamax dry bulk carriers.
For more information please visit the company’s website at www.castormaritime.com

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off-hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS
For further information please contact:
Petros Panagiotidis
Castor Maritime Inc.
Email: info@castormaritime.com
Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com